
Mail Stop 3720

December 7, 2009

<u>Via U.S. Mail and Fax</u>
Mr. Roderick Macutay
President, Treasurer, and Director
E-Dispatch Inc.
800 Bellevue Way, Suite 400,
Bellevue, WA   98004

>   **RE: E-DISPATCH INC.**
>   **Form 10-K for the year ended March 31, 2009**
>   **Filed July 13, 2009**
>   **Form 10-Q for the quarter ended June 30, 2009**
>   **Filed August 7, 2009**
>   **File No. 333-151212**

Dear Mr. Macutay:

We issued comments to you on the above captioned filing(s) on November 20, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 17, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 17, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 if you have questions.

Sincerely,

Larry Spirgel
Assistant Director